Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 22, 2020

Erin Purnell
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Edify Acquisition Cop.

Draft Registration Statement on Form S-1

Submitted November 25, 2020

CIK No. 0001832765

Dear Ms. Purnell:

On behalf of our client, Edify Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 22, 2020 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Erin Purnell December 22, 2020 Page 2

Draft Registration Statement on Form S-1 Submitted November 25, 2020

Experts, page 149

1.	The disclosure refers to September 13, 2020 as the date of inception. Please revise your registration statement to reflect that the date of inception is September 30, 2020.

Response: The Experts section on page 149 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Financial Statements

Note 8-Subsequent Events, page F-13

2.	Please revise your disclosure to include the date that the financial statements were available to be issued as provided by ASC 855-10-50-1.

Response: Note 8-Subsequent Events on page F-13 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso Partner